Mail Stop 3561
November 10, 2005

Eric Lung, President
Paracap Corporation
5525 West Boulevard, Suite 443
Vancouver, British Columbia
Canada V6M 3W6

      Re:	Paracap Corporation
		Amendment No. 1 to Registration Statement on Form SB-2
      Filed October 27, 2005
		File No. 333-128253

Dear Mr. Lung:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please note that you must provide a marked copy of your amendment on EDGAR pursuant to Rule 472.

Registration Statement Cover Page
2. We note your response to comment 1 in our letter dated October
11,
2005 and note that you have applied for your IRS Employer
Identification number. Please include this information in your next amendment.

Prospectus Cover Page
3. We note your response to comment 2 in our letter dated October
11,
2005. Your prospectus makes clear the fact that the sole officer/director is considered an underwriter of this offering. Please confirm, if true, that your sole officer/director will be a registered broker-dealer or associated person of a registered broker-dealer. Alternatively, please tell us why Mr. Lung should not be considered to be acting as an unregistered broker-dealer.
4. You indicate that your current cash balance is $6,658. Please explain how your cash balance would allow you to conclude that you will be sufficient to fund your company for the next twelve months based upon your business plan. Given the expenditures you discuss later in the filing, this statement does not seem to reconcile with your proposed expenditures. Additionally, it is not appropriate to indicate that the cash balance is sufficient for the next twelve months if your current activities remain the same when you are aware of anticipated changes to the level of activity. Moreover, you should make clear that you are a development stage company, you have engaged in no operations and have received no revenues to date, you have part-time management and have received a going-concern opinion.
5. We note your response to comment 2 in our letter dated October
11,
2005. Please tell us how you arrived at $0.10 per share as an appropriate price for Mr. Lung`s securities. It is unclear why Mr.
Lung`s shares will be offered at a price of $0.10 per share while other selling shareholders will sell their securities for $0.01 per share. Please note that the offering price for all selling shareholders should be the same.

Risk Factors
6. We note your response to comment 5 in our letter dated October
11,
2005. In your risk factor section please consider including disclosure regarding the certainty of licenses and the requirements for renewal of licenses in British Columbia, as well as any other risks of doing business in your particular industry (including regulatory risks related to sales of liquor) or country.

Plan of Distribution
7. Please advise or revise your disclosure to reflect a fixed offer
price of $0.01 per share to coincide with other disclosures in this
filing.
8. We note your response to comment 6 in our letter dated October
11,
2005. Your plan of distribution seems to indicate that the shares held by selling shareholders could potentially be sold under Rule 144 currently. Please explain how the selling shareholders would currently be able to utilize Rule 144 given that no shareholder has held the shares for one year. You may also wish to determine the affiliate status of the shareholders in question. Finally, please note in your disclosure that the rules for affiliated under Rule
144
differ substantially than the rules for non-affiliates.
9. We note your response to comment 7 in our letter dated October
11,
2005. Short positions prior to effectiveness are inappropriate under
Section 5 of the Securities Act. Please revise your disclosure appropriately.

Description of Business
Management Licensing Agreement
10. We note your response to comment 9 in our letter dated October 11, 2005. Please indicate that you have little experience operating liquor stores. Also, your response letter indicated that this is the first time that Beta has engaged in a venture to construct a liquor stores and enter into a management agreement with another party. Given that Beta has never engaged in this line of business prior to the current venture, it does not seem appropriate to indicate that Beta routinely engages in these types of ventures. Please discuss specifically the type of training Beta provides.

Principal Products and Services and Their Markets
11. We note your response to comment 10 in our letter dated
October
11, 2005. Please discuss the difficulties you may encounter in arranging financing or credit with the suppliers from which you intend to purchase your products.
12. We note your response to comment 11 in our letter dated
October
11, 2005. Please indicate how you intend to arrange for the van or pickup truck necessary to transport the products you purchase from suppliers to your retail store. Additionally, indicate your anticipated expenses.

Insurance
13. We note your response to comment 12 in our letter dated
October
11, 2005. You indicate that you intend to have insurance coverage.
Please discuss the approximate costs of coverage and how much of these costs will be required to be paid upfront. Additionally, indicate whether certain types of insurance are required by the government for operation of the business.

Management`s Discussion and Analysis or Plan of Operation
Plan of Operation for the Next Twelve Months
14. We note your disclosure that you expect to pursue additional financing in 2006 to fund several purposes. Please delineate your funding plans for 2006, including the type of funding and the amount you expect or need to raise.
15. We note your response to comment 15 in our letter dated
October
11, 2005. Excluding the consideration of nonrecurring charges you presently incur approximately $6,000 in costs per month on average.
Further, it can be reasonably assumed from your disclosures you will incur the following costs in the upcoming twelve months:
* an annual financial statement audit. We note you disclose the accounting and audit fees to be $5,000 in fiscal 2005;
* office and rent expense. We note you disclose $4,000 in expenses during the prior four months of operations. This would approximate
$12,000 in the upcoming twelve months; and
* the purchase of a vehicle to deliver inventory from the distributor to your retail location.
This is not a comprehensive list of costs to be incurred by you, but it does provide a reasonable foundation to request expanded disclosure that reasonably explains your business plan for the next twelve months including a discussion as to how you can satisfy your cash requirements and whether you will have to raise additional capital during this period. Please revise your disclosure to discuss how you intend to finance your operations for the next twelve months including, but not limited to, the above mentioned costs. See Item
303 of Regulation S-B.

Management
16. We note your response to comment 17 in our letter dated
October
11, 2005. Please include five full years of business experience for
Mr. Lung without any unexplained gaps.  See Item 401 of Regulation
S-
B. Also, disclose whether the employment was paid, the titles held in each position and whether the employment was full-time.

Principal and Selling Shareholders, 19
17. We note your response to comment 22 in our letter dated
October
11, 2005. Please tell us the basis for issuing some common shares at
$0.001 per share in and some common shares for $0.01 per share on the same day. Include in your response any developments in your business that will support an increase in value on the same day. If you determine the shares issued to employees at $0.001 are below fair value, you are required to record compensation expense for any employee award of equity instruments below fair value.
18. We note your response to comment 23 in our letter dated
October
11, 2005. We notice certain names are repeated in your list of selling shareholders. Please confirm that no relationships exist and no transactions have occurred that are described in Item 404 of Regulation S-B. If you determine these described relationships exist or transactions have occurred, please revise your filing to include the applicable required disclosures in this Item.

Report of Independent Registered Public Accountant
19. We note your response to comments 27 and 40 in our letter dated
October 11, 2005. Electronic submissions are required to contain signatures in typed form rather than manual format. See Rule 302(a)
of Regulation S-T. Please revise the report, and consent, of your independent public accounting firm to include "/s/" to represent electronic signatures.

Statement of Operations
20. We note your response to comment 27 in our letter dated
October
11, 2005. Entities that enter into operating leases are required to include the disclosures outlined in paragraph 16.b., c. and d of SFAS
No. 13. Please include a discussion of the required disclosures as they relate to your headquarters and executive office and retail liquor location. To the extent that a reasonable estimate can not be made for periodic rent expense for the retail liquor location, discuss the significant factors impacting minimum rentals.

Notes to the Financial Statements
Note 2 Summary of Significant Accounting Policies
Foreign Currency Translation
21. We note your response to comment 33 in our letter dated
October
11, 2005. The rates of exchange from Canadian to U.S. dollars at April 1, 2005 and July 31, 2005 approximate 0.83 and 0.82, respectively. Please tell us how you computed the translation adjustment to be zero. We would expect these conversion rates to result in an accumulated translation adjustment as a result of translating your financial statements from Canadian dollars, its functional currency, to U.S. dollars, its reporting currency. Please advise or revise your financial statements to reflect the translation adjustment and required disclosures in paragraph 31 of SFAS No. 131.

Part II
Indemnification of Directors and Officers
22. We note your response to comment 23 in our letter dated
October
11, 2005. It is not appropriate to simply recite state statutes to explain the indemnification of officers and directors. Please include disclosure in plain English of the salient provisions of your indemnification policies for your officers and directors.




Recent Sales of Unregistered Securities
23. If you are relying on Regulation S for all issuances of securities, please explain precisely how your issuances complied with the requirements of a Regulation S offering.

Exhibits

Exhibit 5.1 - Legality opinion
24. Your legality opinion may not preclude the reliance of shareholders on the opinion. Please delete the first sentence of the final paragraph of the legal opinion.
25. Please remove the qualification contained in paragraph D. You may not limit the date of the opinion to a date occurring before the effective date for the Form SB-2.


*********

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, Ellie Quarles, Special Counsel, at (202) 551-3238,
or me at (202) 551-3720 with any other questions.


								Sincerely,


								H. Christopher Owings
								Assistant Director

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Eric Lung, President
Paracap Corporation
November 10, 2005
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